UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRODUCTION & SALES REPORT

1st QUARTER 2021

Henrique Lage Refinery- REVAP

Highlights on production and sales in 1Q21

Rio de Janeiro, April, 27th, 2021 – In 1Q21, we kept a solid operating performance, even with the worsening of the COVID-19 pandemic in Brazil. The average production of oil, NGL and natural gas in 1Q21 was 2.77 MMboed, 3.1% higher than 4Q20, as P-70, installed in the Atapu field, continued to ramp-up, and due to lower losses with maintenance stoppages on pre-salt platforms. When compared to 1Q20, production decreased by 5%, mainly due to the divestments concluded throughout 2020 and early 2021 and to the natural decline in production, which was, on average, 11% in the projects that have already reached their peak production and entered the decline phase.

Due to the worsening of the pandemic observed in 1Q21, we, once more, reduced the number of people in our platforms and adopted a differentiated boarding regime, aiming to reduce the daily flow of people with the consequent mitigation of the risk of contamination and of the impact on our operations. Despite the continuity of the contingency scenario, we have been able to operate safely and efficiently and to maintain a good performance.

Pre-salt production totaled 1.90 MMboed in the quarter, representing 69% of Petrobras' total production against 63% in 1Q20. Production in the Búzios field platforms increased by 14%, mainly due to greater efficiency and stabilization of the units. We also had an increase in production in the Tupi field, due to the end of the ramp-up of the P-67, and in the fields of Berbigão, Sururu and Atapu, with the continuing ramp-up of the platforms P-68 and P-70.

The following are the quarter’s highlights:

• The arrival of FPSO Carioca at the Brasfels shipyard, in Angra dos Reis, in February, for the last integration stage of the unit modules before it moves to the definitive location in the Sépia Field, with production scheduled to start in 3Q21;

• The signature of the letter of intent for the construction of the FPSO Almirante Tamandaré, the sixth platform of the Búzios field, with a 225 kbpd capacity and production start-up scheduled for 2024;

• Review of the production start-up of FPSO Guanabara, the first definitive production system to be installed in the Mero field, from 4Q21 to 1Q22. The FPSO is under construction in China and, due to the restrictions imposed by the COVID-19 pandemic, there was a delay in the construction of the unit, with a consequent adjustment in the schedule, with no impact on the production target of 2021;

• Units P-68 and P-70 continued the ramp-up and presented high levels of operational efficiency in the quarter. Maximum production capacity is expected to be reached in2021; and

• Recent results in the dissection of flexible submarine lines of Búzios and Tupi allowed for the life extension of production lines in these fields, reducing the risk of production loss in 2021 due to stress corrosion by CO2.

Carrying on our active portfolio management, we signed, in 1Q21, the contract for the sale of our participation in 12 onshore and shallow water fields, located in the Recôncavo and Espírito Santo basins. Additionally, we concluded the sale of our stakes in Frade (Campos Basin), a field in which Petrobras held a 30% stake and which produced an average of 5.9 kboed in 2020.

The sale and production of oil products achieved good results in 1Q21, despite the pandemic scenario and the challenges imposed by the second cycle of increase in the number of COVID-19 cases in Brazil. Domestic sales reached 1,667 kbpd and the utilization factor (FUT) reached 80%, 1 percentage point above 1Q20.

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In March 2021, we had a new sales record of Diesel S-10, with low sulfur content, reaching the mark of 416 kbpd. This value exceeds the previous record of 407 kbpd, achieved in October 2020, by 2%. Despite four mandatory scheduled stoppages at REFAP, RPBC, REGAP and REDUC units throughout 1Q21, we maintained the utilization factor of our refining park at the same level of the previous months, which contributed substantially to these results. In 1Q21, we achieved production records of Diesel S-10 at REFAP and REVAP, of bunker at REPLAN and of low sulfur fuel oil at RNEST and RPBC, reinforcing our ability to respond to the market demand for higher added value oil products and our commitment to the quality of our oil products for our customers.

The sales record of Diesel S-10 and the growth in total diesel sales reflect the commercial and operational actions implemented by the company with the aim of mitigating the effects of reduced demand caused by the COVID-19 pandemic and the successful efforts to expand the offer of the product with a lower sulfur content, consistent with our strategic objective of launching cleaner products for environment protection, replacing diesel S-500.

In 1Q21, we achieved a record in the production of propylene at REPLAN, a high margin product, reaching 22.8 thousand tons. We also obtained the best result of the last 5 years in sales of asphalt, 428.3 thousand tons, as a result of the integrated effort of the commercial, logistics and refining areas.

In March, we delivered 191.2 thousand tons of low sulfur fuel oil at the port of Santos, the largest amount delivered since March 2011. There were 266 supply operations for 238 ships carried out thanks to the integrated work of the commercial and logistics areas, refineries and Transpetro.

In terms of oil exports, the focus remains on developing new markets for the Búzios oil and new customers were added to the portfolio in 1Q21. In addition, we started to export a new production stream, Atapu oil, with the sale of two cargoes in the quarter.

In March 2021, the integration between Petrobras and Transpetro made possible the achievement of the important mark of 21 cargoes exported (equivalent to 20.3 million barrels) at the Angra dos Reis terminal, the new high watermark in terms of exports using the terminal piers, surpassing the 20 loads of January 2021.

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1-Exploration & Production

				Variation (%)
Thousand barrels of oil equivalent per day (kboed)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Crude oil, NGL and natural gas – Brazil	2,720	2,637	2,856	3.1	(4.8)
Crude oil and NGLs (Kbpd)	2,196	2,135	2,320	2.9	(5.3)
Onshore and shallow waters	109	114	157	(4.4)	(30.6)
Post-salt - deep and ultra deep	521	556	620	(6.3)	(16.0)
Pre-salt	1,567	1,465	1,543	7.0	1.6
Natural gas (Kboed)	523	502	536	4.2	(2.4)
Crude oil, NGL and natural gas -Abroad	45	45	54	−	(16.7)
Total (Kboed)	2,765	2,682	2,909	3.1	(5.0)
Total - commercial (Kboed)	2,450	2,383	2,606	2.8	(6.0)

The average production of oil, NGL and natural gas in 1Q21 was 2,765 Kboed, an increase of 3.1% in relation to 4Q20, due to the continuity of the ramp-up of the P-70 platform and lower maintenance stoppages in the pre-salt. In 4Q20, we concentrated high impact maintenance stoppages, due to the restrictions imposed by the pandemic in 2Q20 and 3Q20.

In 1Q21, production in the pre-salt fields was 7.0% higher than in the previous quarter, due to the ramp-up of the P-70 platform, in the Atapu field, and the normalization of production levels on platforms that had scheduled stoppages in 4Q20, mainly FPSOs Cidade de Itaguaí and Cidade de Mangaratiba, in the Tupi field, in addition to P-75 and P-77 platforms, in the Búzios field.

Post-salt production in 1Q21 was 6.3% lower than in the previous quarter, due to higher losses with maintenance stoppages, especially FPSO Cidade de Niterói, in the Marlim Leste field, P-52, in the Roncador field, P-56, in the Marlim Sul field, P-25 and P-31, in the Albacora field, in addition to the impact of the sale of the portion of Petrobras' stake in the Frade field, in Campos Basin, completed in February.

Onshore and shallow water production in 1Q21 was 109 Kbpd, 5 Kbpd lower than in the previous quarter, mainly due to the divestment of the Baúna field, in the Santos Basin.

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2 - Refining

				Variation (%)*
Operational (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Total production volume	1,821	1,898	1,836	(4.1)	(0.8)
Total sales volume in the domestic market	1,667	1,765	1,630	(5.6)	2.3
Reference feedstock	2,176	2,176	2,176	−	−
Processed feedstock (excluding LNG)	1,739	1,782	1,715	(2.4)	1.4
Processed feedstock utilization factor (%)*	80%	82%	79%	(2.0)	1.0
Total distillation feedstock	1,789	1,827	1,751	(2.1)	2.2
Total refining plants utilization factor (%)*	82%	84%	80%	(2.0)	2.0
Processed feedstock	1,782	1,823	1,763	(2.2)	1.1
Domestic crude oil as % of total processed feedstock	92%	95%	91%	(3.0)	1.0

(*) Processed feedstock utilization factor is calculated only with oil and C5 +. Total refining plants utilization factor considers the entire load in the distillation units, consisting of oil, C5 +, waste, reprocessing, including terminals. Processed feedstock consists of oil and NGL.

Sales in 1Q21 decreased compared to 4Q20, due to the seasonality of the period and the impacts resulting from the intensification of restrictive measures associated with the worsening of the COVID-19 pandemic, partially offset by the increase in our share in the diesel and gasoline market. Compared to 1Q20, there was a 2.3% growth in sales, on which the increase in diesel sales was the highlight.

The 4.1% drop in production of oil products and the 2 percentage points reduction in utilization factor were in line with the lower sales in 1Q21 compared to 4Q20, and reflected the scheduled stoppages that occurred in the first quarter (REFAP, RPBC, REGAP and REDUC).

2.1- Diesel

				Variation (%)
Thousand barrels per day (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Production volume	717	752	666	(4.6)	7.7
Sales volume for the Brazilian market	732	754	610	(3.0)	20.0

Diesel sales in 1Q21 fell by 3.0% compared to 4Q20, a good performance when compared to the variation in the typical seasonality of consumption (historically lower by around 7%). Compared to 1Q20, there was an increase of 20%. Both results were mainly due to the higher market share of Petrobras with higher competitiveness in relation to sales by third parties. However, the positive impact of the increase in market share was partially offset by the increase in the mandatory blend of biodiesel in diesel, which grew from 12% in March 2020 to 13% as of March 2021. In April 2021, the National Council of Energy Policy announced the reduction of the percentage of biodiesel blend in diesel from 13% to 10%.

We also highlight the evolution of sales of Diesel S-10, which grew by 2.0% in 1Q21 compared to 4Q20, and the new sales record for S-10 reached in March 2021, with the sale of 416 Kbpd, surpassing the previous record reached in October 2020 by 2.8%. We also highlight that the commercialization of Diesel S-10 represented 54.0% of total diesel sales in 1Q21, an increase of 2.6% in relation to 4Q20, consistent with the strategy of producing cleaner fuels for the preservation of the environment.

REVAP and REFAP reached monthly records for the production of Diesel S-10 in March.

Diesel production was 4.6% lower than 4Q20 due to the scheduled stoppages carried out in the period and the higher volume of imports carried out by the company.

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2.2 - Gasoline

				Variation (%)
Thousand barrels per day (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Production volume	378	388	360	(2.7)	4.8
Sales volume for the Brazilian market	342	386	330	(11.2)	3.8

Gasoline sales in 1Q21 fell by 11.2% compared to 4Q20, following the typical seasonality between quarters. Compared to the same period in 2020, sales grew by 3.8%, mainly due to higher competitiveness in relation to importers, resulting in an increase in the company's participation in the Brazilian gasoline market.

Gasoline production followed the sales trend, with a reduction of 2.7% in 1Q21 compared to 4Q20 and an increase of 4.8% compared to 1Q20.

2.3- Fuel Oil

				Variation (%)
Thousand barrels per day (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Production volume	284	299	295	(5.2)	(3.8)
Sales volume for the Brazilian market	56	51	41	8.3	36.1

Fuel oil sales in 1Q21 grew by 8.3% compared to 4Q20, mainly due to higher consumption for thermoelectric generation and higher sales to the industrial segment in the North Region. Compared to 1Q20, sales registered a significant growth of 36.1%, reflecting higher sales for thermal generation, due to the need to dispatch units from October 2020.

In 1Q21, fuel oil production decreased by 5.2% and 3.8% compared to 4Q20 and 1Q20, respectively. The lower production in this quarter was mainly due to the scheduled stoppages at REDUC and RPBC. Although there was a strong domestic demand for oil for thermoelectric generation in this quarter, most of the production continues to focus on serving the foreign market, which represented 78% of total sales in 1Q21.

In March, there was a monthly record for the production of low sulfur fuel oil at RNEST and RPBC.

2.4- Naphtha

				Variation (%)
Thousand barrels per day (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Production volume	85	90	116	(5.7)	(27.1)
Sales volume for the Brazilian market	69	83	136	(16.8)	(48.8)

Naphtha sales in 1Q21 had a significant drop of 16.8% and 48.8% in relation to 4Q20 and 1Q20, respectively. The reduction in sales reflected the new contracts with Braskem in Rio Grande do Sul and Bahia since 12/23/20, with smaller committed amounts compared to the previous contract. Production followed the reduction in sales, 27.1% and 5.7% lower compared to 1Q20 and 4Q20, respectively, with the naphtha streams being redirected to the production of gasoline as a solution to the lower demand.

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2.5- Liquified Petroleum Gas (LPG)

				Variation (%)
Thousand barrels per day (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Production volume	118	119	124	(0.8)	(4.8)
Sales volume for the Brazilian market	226	232	220	(2.7)	2.5

LPG sales in 1Q21 were 2.7% lower than 4Q20 due to the seasonality of the product, both for industrial and residential use.

LPG production decreased 4.8% compared to 1Q20, mainly due to the scheduled shutdown at REFAP, which impacted both the end of 4Q20 and the beginning of 1Q21.

2.6- Jet Fuel

				Variation (%)
Thousand barrels per day (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Production volume	68	62	108	10.8	(36.8)
Sales volume for the Brazilian market	73	68	112	6.4	(35.0)

Jet fuel sales in 1Q21 were 6.4% higher than in 4Q20, keeping the history of higher sales due to seasonality. However, the movement restrictions imposed by COVID-19 still have a considerable impact on sales, as can be seen from the 35% drop compared to 1Q20, a period in which the effects of the pandemic were still not very relevant. The increase in internationaljet fuel prices, the retraction of the economy and the currency devaluation in the period also contributed to a lesser extent to the reduction in sales in 1Q21 compared to 1Q20. January was the month with the highest sales volume since April 2020. However there was a strong retraction in sales in March 2021 due to the increase in COVID-19 cases in the country.

The production of jet fuel followed the behavior of the market, both in the partial recovery of sales compared to 4Q20, with an increase of 10.8%, and in the significant drop in sales compared to 1Q20, with a reduction of 36.8%.

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3- Gas & Power

				Variation (%)
Operational	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Sales in Regulated Contracting Market – Average MW	2,465	2,404	2,404	2.5	2.5
Sales in Free Contracting Market and internal consumption - Average MW	1,123	1,064	758	5.6	48.2
Generation of electricity - Average MW	2,864	3,435	1,679	(16.6)	70.6
Settlement price of the differences SE / CO - R$/MWh	173	353	188	(51.1)	(8.2)
National gas delivery (MM m³/day)	43	41	47	5.1	(7.8)
Regasification of liquefied natural gas (MM m³/day)	19	22	7	(16.6)	174.8
Import of natural gas (MM m³/day)	20	21	20	(3.9)	(0.6)
Sales volume of natural gas - MM m³/day	81	82	72	(2.0)	11.8

In 1Q21, electricity generation was 2,864 average MW, a reduction of 16.6% compared to 4Q20, due to the increase in the levels of hydroelectric plants reservoirs. The increase in sales volume in Regulated Contracting Market arises from the entry into force of a new contract for Ibirité Thermoelectric Power Plant (UTE Ibirité) in January 2021, whose sale took place in the 2019 A-2 auction.

In 1Q21, the volume of natural gas sales remained stable compared to 4Q20. The higher volume of national gas delivery in 1Q21 is explained by fewer scheduled stoppages in the pre-salt production fields compared to 4Q20, resulting in less need for supply through LNG regasification.

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Exhibit I: Consolidated Sales Volume

				Variation %
Sales volume (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Diesel	732	754	610	(2.9)	20.0
Gasoline	342	386	330	(11.4)	3.6
Fuel oil	56	51	41	9.8	36.6
Naphtha	69	83	136	(16.9)	(49.3)
LPG	226	234	220	(3.4)	2.7
Jet Fuel	73	68	112	7.4	(34.8)
Others	169	189	181	(10.6)	(6.6)
Total oil products	1,667	1,765	1,630	(5.6)	2.3
Alcohols, nitrogenous, renewable and others	14	9	8	55.6	75.0
Natural gas	336	335	316	0.3	6.3
Total domestic market	2,017	2,109	1,954	(4.4)	3.2
Exports of petroleum, oil products and other	737	852	1,031	(13.5)	(28.5)
Sales of international units	42	51	88	(17.6)	(52.3)
Total external market	779	903	1,119	(13.7)	(30.4)
Grand total	2,796	3,012	3,073	(7.2)	(9.0)

Exhibit II: Net imports and exports

				Variation %
Thousand barrels per day (kbpd)	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Net exports (imports)	347	611	747	(43.2)	(53.5)
Imports	390	241	284	61.8	37.3
Petroleum	230	112	168	105.4	36.9
Diesel	70	37	9	89.2	677.8
Gasoline	1	5	26	(80.0)	(96.2)
Naphtha	−	2	24	−	−
GLP	74	76	49	(2.6)	51.0
Other oil products	15	9	8	66.7	87.5
Exports	737	852	1,031	(13.5)	(28.5)
Petroleum	511	618	806	(17.3)	(36.6)
Fuel oil	199	204	174	(2.5)	14.4
Other oil products	27	30	51	(10.0)	(47.1)

In 1Q21, net exports fell 43.2% compared to 4Q20, with a decrease in exports and an increase in imports of crude oil and oil products (mainly diesel).

The drop in oil exports was due to lower production at the end of 4Q20, a period in which the scheduled maintenance stoppages of platforms that could not be performed in 2Q20 and 3Q20 due to the pandemic were resumed. The hike in oil and diesel imports occurred due to the scheduled stoppages at the refineries.

Disclaimer

This release includes forward-looking that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The amounts informed for 1Q21 on are estimates. The operational data contained in this release is not audited by the independent auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer